EXHIBIT 99.2

Hydrogenics Corporation

First Quarter 2017

Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2016. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of May 11, 2017, unless otherwise stated.

Additional information about Hydrogenics, including our 2016 Audited Consolidated Financial Statements and our Annual Report on Form 20-F for the year ended December 31, 2016 is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 24 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

First Quarter 2017 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	6
3	Financial Condition	10
4	Summary of Quarterly Results	11
5	Outlook	12
6	Liquidity	14
7	Capital Resources	17
8	Off-Balance Sheet Arrangements	17
9	Related Party Transactions	18
10	Critical Accounting Estimates	18
11	Changes in Accounting Policies and Recent Accounting Pronouncements	18
12	Disclosure Controls	18
13	Internal Control Over Financial Reporting	19
14	Reconciliation of Non-IFRS Measures	19
15	Risk Factors	21
16	Outstanding Share Data	23
17	Forward-looking Statements	24

First Quarter 2017 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1	Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

	Three months ended March 31,		2017 vs 2016
	2017	2016	% Favourable (Unfavourable)
OnSite Generation	2,120	1,742	22%
Power Systems	6,717	2,587	160%
Total revenue	8,837	4,329	104%

Gross profit	2,680	1,211	121%
Gross margin %	30%	28%

Selling, general and administrative expenses	3,001	2,248	(33%)
Research and product development expenses	1,005	1,123	11%

Loss from operations	(1,326)	(2,160)	39%
Net loss	(2,266)	(2,362)	4%
Net loss per share	(0.18)	(0.19)	nil
Cash operating costs[1]	3,338	3,193	(5%)
Adjusted EBITDA[1]	(711)	(1,889)	62%
Cash used in operating activities	(630)	(4,050)	84%
Cash and cash equivalents (including restricted cash)	11,651	19,101	(39%)
Total assets	53,815	58,456	(8%)
Total non-current liabilities (excluding deferred revenue)	12,727	8,749	(45%)

[1]	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

First Quarter 2017 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

Highlights for the three months ended March 31, 2017 compared to the three months ended March 31, 2016

•	The Company ended the first quarter of 2017 with the highest backlog level in history at $109.8 million, compared to $97.9 million for the same period a year ago. During the first quarter of 2017, the Company received new orders for $11.0 million (2016 - $5.9 million) consisting of $9.7 million (2016 - $5.7 million) for the OnSite Generation business and $1.5 million (2016 - $0.2 million) for the Power Systems business.

	December 31, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	March 31, 2017 backlog
OnSite Generation	$20.8	$9.5	$0.2	$2.1	$28.4
Power Systems	85.8	1.5	0.8	6.7	81.4
Total	$106.6	$11.0	$1.0	$8.8	$109.8

•	Of the above backlog of $109.8 million, we expect to recognize $44.1 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders both received and delivered in the balance of 2017.

•	We define backlog as the value associated with a firm, signed purchase order or contract. The value we include in backlog is the non-cancellable value of contracts.

•	Revenues increased by $4.5 million, or 104%, to $8.8 million for the three months ended March 31, 2017 compared to $4.3 million for the first quarter of 2016. The higher sales level was due primarily to greater orders shipped of $4.1 million within the Power Systems business segment as a result of increased sales into the mobility market in China, shipments related to our hydrogen fuel cell systems for commuter trains in Europe for which there were no comparable figures in the three months ended March 31, 2016, as well as an increase in revenue relating to the long-term integrated power propulsion system for an OEM which is a result of significant project progress in the quarter. Revenue in the OnSite Generation business segment increased $0.4 million as a result of one larger capital project to an industrial gas market customer.

•	Adjusted EBITDA loss decreased $1.2 million to $0.7 million for the three months ended March 31, 2017 from $1.9 million for the same period last year. This decrease is due to an increase in gross profit of $1.5 million, as well as a decrease in net research and product development expenses of $0.1 million, partially offset by an increase in selling, general and administrative expenses of $0.4 million (excluding compensation indexed to our share price), discussed below.

•	Gross profit increased to $2.7 million in the current quarter versus $1.2 million in the prior-year period as a result of the 104% increase in revenue noted above. Gross margin increased to 30% in 2017 from 28% in the prior period. The increase in gross margin was principally due to improved direct margins due to product mix, as well as greater absorption of indirect overhead costs as a result of the increase in revenue.

•	Selling, general and administrative (“SG&A”) expenses for the first quarter of 2017 decreased $0.1 million when compared to the prior year quarter when excluding the impact of the reversal of an indemnification liability of $0.5 million that had been set up associated with an acquisition in 2004 included within the three months ended March 31, 2016 and the increased mark to market expenses as a result of the increase in our share price for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

First Quarter 2017 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

•	Net research and product development expenses (“R&D”) were $1.0 million for the three months ended March 31, 2017 compared to $1.1 million in the same period of 2016. The decrease in net research and product development expenses is due to the timing of expenditures related to R&D projects.

•	Net loss remained consistent at $2.3 million or $0.19 per share, in the current quarter. The increase in gross profit of $1.5 million as noted above, was offset by an increase in SG&A expenses related to the increased mark to market expenses as a result of the increase in our share price in addition to the absence of the reversal in SG&A expenses of $0.5 million related to the indemnification liability in the first quarter of 2016. Also offsetting the increase in gross profit of $1.5 million was an increase in other finance losses of $0.7 million in the three months ended March 31, 2017 compared to the same period of 2016 due to the fair value adjustments (loss) relating to outstanding warrants ($0.5 million) in the three months ended March 31, 2017 whereas the three months ended March 31, 2016 included a gain of $0.1 million. The three months ended March 31, 2016 also included a fair market value adjustment gain of $0.1 million on unsettled foreign exchange contracts.

•	Cash operating costs increased $0.1 million to $3.3 million for the three months ended March 31, 2017 compared to $3.2 million for the three months ended March 31, 2016, with the increase in costs due to the increase in SG&A (excluding compensation indexed to share price) partially offset by a slight decrease in research and development expenses as noted above.

2	Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW”) of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers such as E.ON and Enbridge suggest substantial long term opportunity for “Power-to-Gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing the carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites. In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications. Our 1.5MW PEM single stack electrolyzer is the most energy dense unit in the market today and is ideally suited for large scale energy storage applications. This electrolyzer was the basis for the HyLYZER 600 announced in April 2017, which is the world’s first 3MW single stack electrolyzer. The compact design of the HyLYZER 600 enables easy scale up for multi-MW applications.

First Quarter 2017 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

Selected Financial Information

	Three months ended March 31
	2017	2016	% Favourable (Unfavourable)
Revenues	$2,120	$1,742	22%
Gross profit	320	113	183%
Gross margin %	15%	7%	114%
Selling, general and administrative expenses	606	731	17%
Research and product development expenses	319	418	24%
Segment loss	$(605)	$(1,036)	42%

Revenues increased by $0.4 million or 22% to $2.1 million for the three months ended March 31, 2017 compared to $1.7 million for the same period of 2016 due to one larger capital project to an industrial gas market customer of $0.9 million. Orders awarded for the three months ended March 31, 2017 were $9.5 million (March 31, 2016 - $5.7 million). Sales through March 31, 2017 consisted of the sale of electrolyser products and services to customers in industrial gas markets. At March 31, 2017 backlog was $28.4 million (March 31, 2016 - $21.5 million), with $22.8 million of this backlog expected to be recognized as revenue in the next 12 months.

Gross Margin improved in the first quarter of 2017 to 15% compared to 7% in the first quarter of 2016. This increase reflects improved direct margins due to product mix, as well as greater absorption of indirect overhead costs as a result of the increase in revenue.

SG&A Expenses were lower at $0.6 million for the three months ended March 31, 2017 compared to $0.7 million for the three months ended March 31, 2016, as a result of a decrease in headcount, partially offset by increased sales expenditures related to order intake.

R&D Expenses were $0.3 million during the three months ended March 31, 2017 as compared to $0.4 million for the three months ended March 31, 2016. The reduction in R&D activity is due to the timing of expenditures related to R&D projects.

Segment Income (Loss) decreased $0.4 million to a loss of $0.6 million for the three months ended September 30, 2016 compared to a loss of $1.0 million for the same period of the prior year. This decrease was due to the increased gross margin above, as well as the reduction in SG&A expenses and R&D expenses as noted above.

First Quarter 2017 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 3 kW to 1 MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

Our target markets include stationary power applications (including primary and back-up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target future addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Selected Financial Information

	Three months ended March 31
	2017	2016	% Favourable (Unfavourable)
Revenues	$6,717	$2,587	160%
Gross profit	2,360	1,098	115%
Gross margin %	35%	42%	17%
Selling, general and administrative expenses	910	933	2%
Research and product development expenses	660	696	5%
Segment gain (loss)	$790	$(531)	n/a

Revenues increased 160% or $4.1 million to $6.7 million for the three months ended March 31, 2017 compared to $2.6 million for the three months ended March 31, 2017. The current quarter increased as a result of increased sales into the mobility market in China, shipments related to our hydrogen fuel cell systems for commuter trains in Europe for which there were no comparable figures in the three months ended March 31, 2016, as well as an increase in revenue relating to the long-term integrated power propulsion system for an OEM which is a result of significant project progress in the quarter.

Orders awarded for the three months ended March 31, 2017 were $1.5 million (March 31, 2017 - $0.2 million). At March 31, 2017, backlog was $81.4 million (March 31, 2016 - $76.5 million) of confirmed orders for Power Systems’ products and services, with $21.3 million of this backlog expected to be recognized as revenue in the next 12 months.

Gross Margin decreased from 42% to 35% for the three months ended March 31, 2017, with the reduction in the current period due to product mix with a lower percentage of higher margin engineering services in the current period.

SG&A Expenses remained consistent at $0.9 million for the three months ended March 31, 2017 as compared to the prior period.

R&D Expenses remained consistent at $0.7 million during the three months ended March 31, 2017 as compared to the prior period.

Segment gain (loss) was a gain of $0.8 million, an increase of $1.3 million for the three months ended March 31, 2017 compared to ($0.5) million for the three months ended March 31, 2017, primarily due to the increase in gross profit.

First Quarter 2017 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Three months ended March 31
	2017	2016	% Favourable (Unfavourable)
Selling, general and administrative expenses	$1,485	$584	(154%)
Research and product development expenses	26	9	(189%)
Net other finance gains (losses), net	(462)	211	(319%)
Gain (loss) on joint venture	(70)	56	n/a
Interest expense	(469)	(433)	(8%)
Foreign exchange losses, net	61	(36)	n/a
Total	$(2,451)	$(795)	(208%)

SG&A Expenses increased by $0.9 million to $1.5 million for the three months ended March 31, 2016 compared to $0.6 million for the three months ended March 31, 2016. Excluding the impact of the reversal of an indemnification liability of $0.5 million that had been set up associated with an acquisition in 2004 included within the three months ended March 31, 2016, SG&A expenses increased $0.4 million. This increase is due primarily to the increased mark to market expenses as a result of the increase in our share price for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

R&D Expenses were less than $0.1 million for the three months ended March 31, 2017, which was consistent with the three months ended March 31, 2016.

Net Other Finance Gains (Losses) decreased by $0.7 million to a loss of $0.5 million for the three months ended March 31, 2017 compared to March 31, 2016. The decrease is due to the fair value adjustments (loss) relating to outstanding warrants ($0.5 million) in the three months ended March 31, 2017 whereas the three months ended March 31, 2016 included a gain of $0.1 million. The three months ended March 31, 2016 also included a fair market value adjustment gain of $0.1 million on unsettled foreign exchange contracts.

Interest expense remained consistent for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

First Quarter 2017 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

3	Financial Condition

	March 31	December 31	Increase/(decrease)
	2017	2016	$	%
Cash, cash equivalents, restricted cash and short-term investments	$11,651	$11,278	$373	3%
Trade and other receivables	14,336	9,802	4,534	46%
Inventories	16,562	17,208	(646)	(4%)
Operating borrowings	3,744	2,111	1,633	77%
Trade and other payables	9,759	7,235	2,524	35%
Financial liabilities	4,632	3,939	693	18%
Warranty provisions (current and non-current)	1,865	2,062	(197)	(10%)
Deferred revenue (current and non-current)	16,269	14,282	1,987	14%
Other non-current liabilities	$9,008	$9,262	$254	(3%)

Cash, cash equivalents, restricted cash and short-term investments were $11.7 million, an increase of $0.4 million or 3%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $14.3 million, an increase of $4.5 million or 46%, reflecting an increase in revenues due to timing of billing of receivables in the period.

Inventories were $16.6 million compared to $17.2 million, a decrease of 4%. Excluding the foreign exchange impact as a result of the strengthening value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories decreased approximately $0.8 million as a result of the product deliveries which occurred shortly after the fourth quarter of 2016 for the shipments related to our hydrogen fuel cell systems for commuter trains in Europe.

Trade and other payables were $9.8 million, an increase of $2.6 million compared to $7.2 million at the end of December 31, 2016, primarily due to timing, as seen above in the inventory balance required for the upcoming deliveries.

Financial liabilities were $4.6 million, an increase of $0.7 million. The increase is due to an increase in our deferred share unit liability due to increased mark to market expenses and an increase in the value of our warrants. Both increases are a result of the increase in our share price for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Warranty provisions were $1.9 million, a decrease of $0.2 million from $2.1 million at December 31, 2016. The decrease is due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $16.3 million, an increase of $2.0 million or 14%. This increase reflects the timing of customer deposits received on order bookings as at March 31, 2017 as well as the impact of the strengthening value of the euro relative to the US dollar of approximately $0.1 million.

Other non-current liabilities were $9.0 million at March 31, 2017, an decrease of $0.3 million or 3%. The decrease is due to the scheduled repayments of the fixed term long-term debt with the Province of Ontario and Export Development Canada.

First Quarter 2017 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

4	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended March 31, 2017.

	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Revenues	$8,837	$8,730	$6,733	$9,198	$4,329	$11,321	$9,644	$7,368
Gross profit	2,680	1,965	1,000	1,819	1,211	1,675	2,101	1,042
Gross margin %	30%	23%	15%	20%	28%	15%	22%	14%
Adjusted EBITDA[1]	(711)	(1,737)	(1,466)	(2,463)	(1,889)	(1,838)	(1,382)	(2,342)
Net loss	(2,266)	(2,504)	(1,899)	(3,092)	(2,362)	(2,122)	(2,192)	(3,701)
Net loss per share - (basic and fully Diluted)	$(0.18)	$(0.20)	$(0.15)	$(0.25)	$(0.19)	$(0.20)	$(0.22)	$(0.37)
Weighted average common shares outstanding	12,545,076	12,542,950	12,544,960	12,541,080	12,540,757	10,518,178	10,092,375	10,091,498

1.       Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

In the first quarter of 2017, our net loss remained consistent at $2.3 million ($0.19 per common share) compared to the first quarter of 2016. An increase in gross profit of $1.5 million was principally due to increased revenues, and improved direct margins due to product mix. Also contributing to the increase in gross margin was greater absorption of indirect overhead costs as a result of the increase in revenue. This was offset by an increase in SG&A expenses related to the increased mark to market expenses as a result of the increase in our share price in addition to the absence of the reversal in SG&A expenses of $0.3 million related to the indemnification liability in the first quarter of 2016. Also offsetting the increase in gross profit of $1.5 million was an increase in other finance losses of $0.7 million in the three months ended March 31, 2017 compared to the same period of 2016 due to the fair value adjustments (loss) relating to outstanding warrants ($0.5 million) in the three months ended March 31, 2017 whereas the three months ended March 31, 2016 included a gain of $0.1 million. The three months ended March 31, 2016 also included a fair market value adjustment gain of $0.1 million on unsettled foreign exchange contracts.

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. This increase primarily reflects an increase in gross profit of $0.3 million from $2.0 million (23% of revenues) for the three months ended December 31, 2016 compared to $1.7 million (15% of revenues) for the three months ended December 31, 2015. The increase in gross margin is due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015. SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impacts of stock-based compensation (recovery), SG&A expenses increased $0.1 million due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter. R&D expenses were $0.7 million, a decrease of $0.2 million or 233% from $1.0 million in the fourth quarter of 2015. R&D activity increased in OnSite Generation business unit due to increased spending, but this was more than offset by increased funding; both were primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016.

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects a decrease in other finance losses of $0.4 million, an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million, partially offset by: i) a decrease in net R&D expenses of $0.8 million; ii) a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price); and iii) a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

First Quarter 2017 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

In the second quarter of 2016, our net loss decreased by $0.6 million ($0.12 per common share) compared to the second quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.8 million, an improvement in margin due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue. This was partially offset by an increase in SG&A expenses and R&D expenses.

5	Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in 2016 and prior years to gain additional traction in the following target markets and applications:

Motive Power – We achieved a key milestone in the last quarter of 2016 and the first quarter of 2017 with delivery of the first pre-commercial units for the Company’s ten year commuter train propulsion system contract with Alstom Transport, which at €50 million is the largest order in our history. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. It is expected that commercial production will begin in late 2017 for these units. Also, in 2016, Alstom Transport highlighted the hydrogen power train at the Innotrans rail show in Berlin which generated additional interest on the part of end customers.

Our China strategy continued to show results in 2017 with significant orders and revenue received from several of our key integrators (those companies that take our fuel cell and incorporate it into buses and other vehicles provided by original equipment manufacturers). Our backlog and sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea. The success of the pilot plant provides the potential opportunity to scale into multiple multi-MW installations throughout South Korea. The pilot plant has been moved to a new location in South Korea and we are currently in ongoing discussions with Kolon and power plant operators.

Energy Storage – In 2016 we commissioned our second Power-to-Gas facility with E.ON. This milestone firmly establishes the commercial scale building block for many multi MW facilities in the future. Currently we have a pipeline of approximately 70 MWs of qualified leads worth in excess of $70 million. Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union. We are now constructing our 2MW Power-to-Gas project in the Greater Toronto Area in partnership with Enbridge. When complete in 2017, this will become our first North American reference site for Power-to-Gas.

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea and California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen.

First Quarter 2017 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

Outlook Summary

The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs over the short-term, our expectations for the long-term are that our trend of improved cost efficiency will continue. At March 31, 2017, our order backlog was $109.8 million (March 31, 2016 - $106.6 million) spread across numerous geographical regions, of which $44.1 million is expected to be recorded as revenue in the next 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Political conditions such as government commitments and policies towards environmental protection and renewable energy may change over time. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2018 or beyond.

First Quarter 2017 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

6	Liquidity

Cash Used in Operating Activities

	Three months ended March 31
	2017	2016	$ Change
Net loss	$(2,266)	$(2,362)	$96
(Increase) decrease in restricted cash	(90)	230	(320)
Changes in non-cash working capital	283	(2,502)	2,785
Other items not affecting cash	1,443	584	859
Cash used in operating activities	$(630)	$(4,050)	$3,420

Cash used in operating activities during the first quarter of 2017 decreased by $3.4 million to $0.6 million compared to $4.1 million used in the first quarter of 2016.

Restricted cash increased by $0.3 million as a result of greater funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

The change in non-cash working capital decreased $2.8 million in the three months ended March 31, 2017 compared to the same period of the prior year as a result of increased trade and other payables, including warranty provision due to timing of expenditures related to expected product deliveries and R&D spending during the subsequent periods. Deferred revenue increased reflecting the timing of customer deposits received on order bookings as at March 31, 2017. Offsetting this is an increase in trade and other receivables reflecting the increase in revenues combined with the timing of associated receivables.

At current operating levels, we anticipate consuming between $2.0 million and $4.0 million of cash in 2017 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures. In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

Cash Used in Investing Activities

	Three months ended March 31
	2017	2016	$ Change
Investment in joint venture	$(93)	$-	$(93)
Proceeds on disposals	1,035	-	1,035
Purchases of property plant and equipment	(1,556)	(628)	(928)
Receipt of government funding	359	185	174
Purchase of intangibles	-	(42)	42
Cash used in investing activities	$(255)	$(485)	$230

First Quarter 2017 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

Cash used in investing activities during the three months ended March 31, 2017 was $0.3 million compared to $0.5 million for the three months ended March 31, 2016. The decrease is a result of capital expenditures as well as proceeds on disposal in the period as a result of the partial transfer of the capital expenditures relating to the previously announced 2MW Power-to-Gas project. These assets were transferred to the joint venture created in the three months ended March 31, 2017 with Enbridge Inc., for which Hydrogenics received cash consideration of $1.0 million and a 49% equity investment in the newly formed joint venture of $1.0 million. A loss on disposal of the transferred assets was recorded of $0.1 million, as the transfer to the joint venture was done at the historical Canadian value.

Cash Provided By Financing Activities

	Three months ended March 31
	2017	2016	$ Change
Proceeds (repayment) of operating borrowings	$1,639	$(1,076)	$2,715
Repayment of long-term debt	(434)	-	(434)
Repayment of government contributions	(56)	(54)	(2)
Cash provided by (used by) financing activities	$1,149	$(1,130)	$2,279

Cash provided by financing activities for the three months ended March 31, 2017 increased by $2.3 million. In the first quarter of the prior year, the Company had a repayment of operating borrowings whereas in the first quarter of the current year the Company had operating borrowings outstanding at the end of the quarter.

In the three months ended March 31, 2017, the Company has repaid $0.4 million related to the loan with Export Development Canada (“EDC”) which is a five year facility of $9.0 million.

Subsequent to March 31, 2017, the Company entered into a subscription agreement with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of US$21,000,000 or approximately US$7.83 per common share. The subscription price represented a 10% premium to the 20 day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017. Following Completion of the Private Placement, Hejili’s interest in Hydrogenics will be approximately 17.6%.

The subscription agreement provides, among other things, that Hejili will have pre-emptive rights and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

The private placement is subject to certain closing conditions, including the receipt of all applicable stock exchange approvals and Chinese regulatory approvals.  The outside date, after which either the Company or Hejili can terminate the subscription agreement if closing has not occurred by such date, is June 12, 2017, subject to two 15 day extensions at the option of the Company.  There can be no assurance that the Chinese regulatory approvals will be obtained before the outside date or at all.

First Quarter 2017 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$16,679	$3,384	$7,497	$5,798	$-
Operating borrowings	3,744	3,744	-	-	-
Operating leases	2,952	1,035	1,312	605	-
Purchase obligations	10,236	10,209	27	-	-
Repayable government contributions	111	111	-	-	-
Total contractual obligations[2,3]	$33,722	$18,483	$8,836	$6,403	$-

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $721 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3.	The table excludes the warrant liability of $746 included in our financial liabilities.

Credit and Loan Facilities

At March 31, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €10.7 million, which renews annually in April. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.5 million; and may also borrow up to €1.5 million for general business purposes, provided sufficient limit exists under the overall facility limit of €10,700. Also included within the facility, is an available line of credit for fixed-term advances ranging from seven days to 30 days for the specific financing of working capital on a significant project in Belgium up to €2.2 million. Secondly, also included within the facility, is an available line of credit of €1.5 million dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €10.7 million facility, €6.9 million or approximately $7.3 million was drawn as standby letters of credit and bank guarantees and €3.5 million or approximately $3.7 million was drawn as an operating line. At March 31, 2017, the Company had availability of €0.3 million or $0.4 million (December 31, 2016 - $4.7 million) under this facility for use as letters of credit and bank guarantees.

At March 31, 2017, the Company also had a Canadian credit facility of $2.3 million, with no expiration date for use only as letters of credit and bank guarantees. At March 31, 2017, $nil was drawn as standby letters of credit and bank guarantees. At March 31, 2017, the Company had $2.3 million (December 31, 2016 - $2.3 million) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require annual repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement, which was November 30, 2011. There is no availability remaining under this facility at March 31, 2017.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at March 31, 2017.

First Quarter 2017 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five year facility of $9.0 million. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $0.25 million followed by 16 quarterly repayments of $0.5 million. There is an option to prepay a portion of, or the entire loan at any time.

7	Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	March 31, 2017	December 31, 2016
Shareholders’ equity	$8,538	$10,382
Operating borrowings	3,744	2,111
Long term debt and repayable government contributions	11,791	12,043
Total	24,073	24,536
Less cash and cash equivalents and restricted cash	11,651	11,278
Capital employed	$12,422	$13,258

The Company’s financial objective when managing capital is to make sure that we have the cash, debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8	Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

First Quarter 2017 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

9	Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During the three months ended March 31, 2017, Hydrogenics made purchases of $0.2 million (2016 - less than $0.1 million) from this related company. At March 31, 2017, the Company had an accounts payable balance due to this related party of $0.2 million (2016 - less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three months ended March 31, 2017, the Company had sales to the joint venture of $2.0 million (2016 - $nil) and at the end of March 31, 2017, the Company had a receivable of $0.4 million (2016 - $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three months ended March 31, 2017, the Company had sales to the joint venture of $nil (2015 - $nil), and at the end of March 31, 2017 the Company had a receivable of $nil (2016 - $0.4 million) owing from the joint venture in accrued accounts receivable.

10	Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2016 annual audited consolidated financial statements.

11	Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2017 are disclosed in Note 3 of our condensed consolidated interim financial statements for the three months ended March 31, 2017.

12	Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our CEO (“Chief Executive Officer”) and CFO (“Chief Financial Officer”), respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2017.

First Quarter 2017 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

13	Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at March 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at March 31, 2017, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at March 31, 2017.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

14	Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

First Quarter 2017 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units (“RSUs”) and cash settled deferred share units (“DSUs”), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended March 31
	2017	2016
Net loss	$(2,266)	$(2,362)
Finance loss	940	202
Depreciation of property, plant and equipment and intangible assets	199	172
DSUs expense (recovery)	265	(30)
Stock-based compensation expense (including PSUs & RSUs)	151	129
Adjusted EBITDA	$(711)	$(1,889)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of SG&A and R&D expenses:

	Three months ended March 31
	2017	2016
Selling, general and administrative expenses	$3,001	$2,248
Research and product development expenses	1,005	1,123
Total operating costs	$4,006	$3,371
Less: Depreciation of property, plant and equipment and intangibles	(106)	(79)
Less: Loss on disposal of assets	(146)	-
Less: DSUs recovery (expense)	(265)	30
Less: Stock-based compensation expense (including PSUs & RSUs)	(151)	(129)
Cash operating costs	$3,338	$3,193

First Quarter 2017 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

15	Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov/edgar.shtml).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

First Quarter 2017 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Operating

•	We may not be able to implement our business strategy and the price of our common shares may decline.
•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
•	Our insurance may not be sufficient.
•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

First Quarter 2017 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

16	Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,547,567 common shares outstanding at March 31, 2017.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1	12,544,960	$365,923	12,540,757	$365,824
Issuance of common shares on vesting of preferred share units	2,607	59
Stock options exercised	-	-	-	-
At March 31,	12,547,567	$365,982	12,540,757	$365,824

At March 31, 2017, there were 766,573 stock options, 191,366 PSUs, and 133,184 RSUs outstanding to purchase or vest into our common shares. If these securities are exercised, our shareholders could incur dilution.

First Quarter 2017 Management’s Discussion and Analysis	Page 23

Hydrogenics Corporation

17	Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

First Quarter 2017 Management’s Discussion and Analysis	Page 24

Hydrogenics Corporation

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2017 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

First Quarter 2017 Management’s Discussion and Analysis	Page 25